                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                           (Amendment No._________)*


                              Premier Farnell plc
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         American Depository Receipts
                     Evidencing American Depository Shares
             Each Representing Two Ordinary Shares of 5 Pence Each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  740-50U-107
                        ------------------------------
                                 (CUSIP Number)

                               October 26, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 9)
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  CUSIP NO. 740-50U-107          Schedule 13G


------------------------------------------------------------------------------
      NAME AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS
 1.

      Mandel Supporting Foundations--Morton L. and Barbara Mandel Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          14,000,021
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          14,000,021
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      14,000,021
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      CO
------------------------------------------------------------------------------

                                 (Page 2 of 9)

  CUSIP NO. 740-50U-107          Schedule 13G


------------------------------------------------------------------------------
      NAME AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS
 1.

      Mandel Supporting Foundations--Joseph C. and Florence Mandel Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          14,302,216
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          14,302,216
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      14,302,216
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      CO
------------------------------------------------------------------------------

                                 (Page 3 of 9)

  CUSIP NO. 740-50U-107          Schedule 13G


------------------------------------------------------------------------------
      NAME AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS
 1.

      Mandel Supporting Foundations--Jack N. and Lilyan Mandel Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          14,790,597
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          14,790,597
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      14,790,597
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      5.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      CO
------------------------------------------------------------------------------

                                 (Page 4 of 9)
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                                 Schedule 13G


Item 1(a).      Name of Issuer

                Premier Farnell plc

Item 1(b).      Address of Issuer's Principal Executive Offices

                150 Armley Road
                Leeds LS12 2QQ
                U.K.

Item 2(a)-(e). Pursuant to Rule 13d-1(c)(1)-(3) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), this Schedule 13G is filed on behalf of certain entities identified below (the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed a group through their respective beneficial ownership of (i) the American Depositary Receipts (the "Ordinary Share ADRs") evidencing American Depositary Shares, each representing two Ordinary Shares of 5 pence each (the "Shares") of Premier Farnell plc, a U.K. corporation (the "Company"), and (ii) the American Depositary Receipts (the "Convertible Preference Share ADRs") evidencing American Depositary Shares, each representing one $1.35 Cumulative Convertible Redeemable Preference Share of (Pounds)1 of the Company (the "Convertible Preference Shares") of the Company.

                Although the Reporting Persons are making this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Exchange Act.

                The name of the individual Reporting Persons are: the Mandel Supporting Foundations-Morton L. and Barbara Mandel Fund; the Mandel Supporting Foundations-Joseph C. and Florence Mandel Fund; and the Mandel Supporting Foundations-Jack N. and Lilyan Mandel Fund (the Mandel Supporting Foundations, collectively, the "MSFs"). The address of each MSF is 1750 Euclid Avenue, Cleveland, Ohio 44115. Each MSF is an Ohio not-for-profit corporation and a U.S. charity.

                Each Reporting Person beneficially owns Ordinary Share ADRs, CUSIP No. 740-50U-107.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

                (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

                (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                                 (Page 5 of 9)

                (e) [ ] An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E);

                (f) [ ] An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F);

                (g) [ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G);

                (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                (i) [ ]   A church plan that is excluded from the definition of
                         an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                (j) [ ]   Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

Item 4.         Ownership

                The Share information listed in this Item 4 includes that number of Shares that each Reporting Person has the right to acquire upon conversion by such Reporting Person of all Convertible Preference Shares at the conversion rate applicable on the date hereof, such number of Shares being indicated in parentheses.

                4.1(a)-(c) The MSF-Morton L. and Barbara Mandel Fund has, as of October 26, 2001, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 14,000,021 (5,249,741) Shares, represented by an aggregate of 4,375,140 Ordinary Share ADRs and 2,537,774 Convertible Preference Share ADRs.

                4.2(a)-(c) The MSF-Jack N. and Lilyan Mandel Fund has, as of October 26, 2001, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 14,790,597 (6,447,291) Shares, represented by an aggregate of 4,171,653 Ordinary Share ADRs and 3,116,681 Convertible Preference Share ADRs.

                4.3(a)-(c) The MSF-Joseph C. and Florence Mandel Fund has, as of October 26, 2001, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 14,302,216 (4,991,364) Shares, represented by an aggregate of 4,655,426 Ordinary Share ADRs and 2,412,872 Convertible Preference Share ADRs.

                On October 26, 2001:

                (1) the MSF-Jack N. and Lilyan Mandel Fund received an aggregate of (a) 8,304,794 (0) Shares by way of a gift for no consideration from the Jack N. Mandel Revocable Trust and (b) 38,512 (0) Shares by way of a gift for no consideration from Mr. Jack N. Mandel, individually;

                (2) the MSF-Joseph C. and Florence Mandel Fund received an aggregate of (a) 3,374,768 (0) Shares by way of a gift for no consideration from

                                 (Page 6 of 9)
                     the Florence Mandel Revocable Trust and (b) 5,936,084 (0) Shares by way of a gift for no consideration from 935 Partners L.P., an Ohio limited partnership ("935 Partners"); and

                (3) the MSF-Morton L. and Barbara Mandel Fund received an aggregate of 8,750,280 (0) Shares by way of a gift for no consideration from 935 Partners.

                Morton L. Mandel and Joseph C. Mandel are co-trustees of the Jack N. Mandel Revocable Trust, of which Jack N. Mandel is the sole beneficiary. Joseph C. Mandel is the sole trustee of the Florence Mandel Revocable Trust. Jack N. Mandel and Joseph C. Mandel are co-trustees of the Morton L. Mandel Revocable Trust, of which Morton L. Mandel is the sole beneficiary. Morton L. Mandel and Jack N. Mandel are co-trustees of the Joseph C. Mandel Revocable Trust, of which Joseph C. Mandel is the sole beneficiary. The Morton L. Mandel Revocable Trust and the Joseph
                C. Mandel Revocable Trust are the general partners of 935 Partners. Each of Morton L. Mandel, Joseph C. Mandel and Jack N. Mandel beneficially owns more than 5% of the outstanding shares of the Company, and, together, have filed statements on Schedule 13D with the Securities and Exchange Commission to reflect their beneficial ownership of the Company's outstanding shares and the transfers of October 26, 2001 described in this Item 4.

                Each of Morton L. Mandel, Joseph C. Mandel and Jack N. Mandel is one of seven trustees without sole voting power of each of the MSFs. The power to dispose or to direct the disposition of the Shares is determined separately by each MSF through an investment committee, of which neither Morton L. Mandel, Joseph
                C. Mandel or Jack N. Mandel is a member or participant.

                The MSFs may be deemed, in the aggregate, to be the beneficial owners of 43,092,833 (16,688,395) Shares, representing approximately 14.9% of the Shares issued and outstanding at October 26, 2001, after eliminating any duplicative ownership reflected in the foregoing response to this Item 4. Pursuant to Rule 13d-4, each MSF disclaims beneficial ownership of the Shares beneficially owned by the other MSFs and the trustees of each MSF disclaim beneficial ownership of the Shares beneficially owned by each MSF, and the filing of this statement shall not be construed as an admission that each MSF is the beneficial owner of the Shares held by the other MSFs or that the trustees are the beneficial owners of the Shares beneficially owned by each MSF.

Item 5.         Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Not applicable.

                                 (Page 7 of 9)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Not applicable.

Item 8.         Identification and Classification of Members of the Group

                Item 8 Exhibit filed herewith.

Item 9.         Notice of Dissolution of Group

                Not applicable.

Item 10.        Certification

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 (Page 8 of 9)

                                   SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 1, 2001

                                           MANDEL SUPPORTING FOUNDATIONS-
                                           MORTON L. AND BARBARA MANDEL FUND


                                           By: /s/ Barry Reis
                                               ------------------------
                                               Barry Reis
                                               Assistant Treasurer

                                           MANDEL SUPPORTING FOUNDATIONS-
                                           JOSEPH C. AND FLORENCE MANDEL FUND


                                           By: /s/ Barry Reis
                                               ------------------------
                                               Barry Reis
                                               Assistant Treasurer

                                           MANDEL SUPPORTING FOUNDATIONS-
                                           JACK N. AND LILYAN MANDEL FUND


                                           By: /s/ Barry Reis
                                               ------------------------
                                               Barry Reis
                                               Assistant Treasurer

                                 (Page 9 of 9)

Item 8 Exhibit - Persons Who May Be Deemed Members of the Group
---------------------------------------------------------------

Mandel Supporting Foundation-Morton L. and Barbara Mandel Fund

Mandel Supporting Foundation-Joseph C. and Florence Mandel Fund

Mandel Supporting Foundation-Jack N. and Lilyan Mandel Fund